UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

VALMONT INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

920253101
(CUSIP Number)

David L. Hefflinger
McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2011
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 920253101	13D	Page 2 of 4 Pages

1.	Name of Reporting Person

Robert B. Daugherty Charitable Foundation

2.	Check the Appropriate Box if a Member of a Group

/ /	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/  /

6.	Citizenship or Place of Organization

USA

7. Sole Voting Power

3,443,568 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
3,443,568 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,443,568 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

13.08%

14.	Type of Reporting Person

OO

CUSIP NO. 920253101	13D	Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 amends the statement on Schedule 13D filed by the Robert B. Daugherty Charitable Foundation and relates to the certain shares of common stock (the “Shares”) of Valmont Industries, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is One Valmont Plaza, Omaha, Nebraska 68154.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the same meaning set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person holds 3,443,568 Shares.  The Shares, including 200,000 shares transferred on April 25, 2011, were transferred to the Foundation from the Robert B. Daugherty Trust without consideration pursuant to the terms of such trust.  Robert B. Daugherty died November 24, 2010.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Reporting Person is a 501(c)(3) charitable foundation and received the Shares for investment purposes.

In addition to the matters previously set forth in Item 6 in the Schedule 13D, the Reporting Person presently intends to retain 1,300,000 of the Shares and to sell the remaining 2,143,568 Shares in amounts of 200,000 to 250,000 Shares per quarter over the next nine to twelve quarters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person may be deemed to beneficially own, in the aggregate, 3,443,568 Shares, representing approximately 13.08% of the Issuer’s outstanding Shares (based upon the 26,320,671 Shares stated to be outstanding as of February 10, 2011, by the Issuer in the Issuer’s Form 10-K for the year ended December 25, 2010, filed with the Securities and Exchange Commission on February 23, 2011).

(c)  On April 25, 2011, the Reporting Person received from the Robert B. Daugherty Trust the remaining 200,000 Shares held by the Trust.

CUSIP NO. 920253101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  April 25, 2011

  /s/  John K. Wilson
Name: John K. Wilson
Deputy Executive Director
Robert B. Daugherty Charitable Foundation